Exhibit 99.1

US GreenFiber, LLC

Financial Statements

December 31, 2004, 2003 and 2002

US GreenFiber, LLC

Index
December 31, 2004, 2003 and 2002

Report of Independent Auditors

To the Board of Managers
US GreenFiber, LLC

In our opinion, the accompanying balance sheets and the related statements of operations and members’ equity and of cash flows present fairly, in all material respects, the financial position of US GreenFiber, LLC (the “Company”) at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

January 26, 2005

US GreenFiber, LLC

Balance Sheets

December 31, 2004 and 2003

	2004	2003

Assets
Current assets
Cash and cash equivalents	$3,287,499	$3,655,456
Accounts receivable, less allowance for doubtful accounts of approximately $183,000 in 2004 and $250,000 in 2003	20,867,384	18,123,774
Futures contract (Note 4)	5,500,000	3,608,000
Other assets	1,797,405	1,356,208
Inventory	4,870,091	4,154,170
Total current assets	36,322,379	30,897,607
Property, plant and equipment, net	31,582,749	29,615,095
Intangible assets, net	2,245,768	2,264,499
Total assets	$70,150,896	$62,777,201
Liabilities and Members’ Equity
Current liabilities
Accounts payable	$9,075,168	$6,937,249
Accrued liabilities	6,622,263	4,574,284
Current portion of capital lease obligation	196,515	113,963
Total current liabilities	15,893,946	11,625,496
Capital lease obligation	169,696	139,787
Other long-term liabilities	453,557	—
Total liabilities	16,517,199	11,765,283
Commitments (Note 6)
Members’ equity	53,633,697	51,011,919
Total liabilities and members’ equity	$70,150,896	$62,777,201

The accompanying notes are an integral part of these financial statements.

US GreenFiber, LLC

Statements of Operations and Members’ Equity

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Sales	$123,529,053	$102,503,918	$96,787,114
Cost of sales	97,309,465	79,941,482	74,761,297
Gross profit	26,219,588	22,562,436	22,025,817
Selling, general and administrative expenses	21,451,360	19,007,376	15,387,981
Income from operations	4,768,228	3,555,060	6,637,835
Other income (expense)	(38,450)	7,059	52,064
Net income	4,729,778	3,562,119	6,689,900
Other comprehensive income (Note 4)	1,892,000	1,608,000	2,470,000
Comprehensive income	6,621,778	5,170,119	9,159,900
Members’ equity, beginning of year	51,011,919	49,841,800	41,681,900
Capital distribution to members	(4,000,000)	(4,000,000)	(1,000,000)
Members’ equity, end of year	$53,633,697	$51,011,919	$49,841,800

The accompanying notes are an integral part of these financial statements.

US GreenFiber, LLC

Statements of Cash Flows

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Cash flows from operating activities
Net income	$4,729,778	$3,562,119	$6,689,900
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	5,342,072	4,827,595	4,319,575
Amortization	109,482	109,482	98,803
Gain on disposal of assets	(62,092)	(15,408)	(60,706)
Provision for accounts receivable	66,961	94,235	55,677
Changes in operating assets and liabilities
Accounts receivable	(2,810,571)	(4,873,487)	(2,518,566)
Inventories	(715,921)	(517,232)	69,656
Accounts payable	1,710,800	759,486	261,653
Accrued expenses	2,047,979	1,033,015	(474,657)
Restructuring accrual	—	—	(644,619)
Other assets	(441,197)	9,324	339,505
Other liabilities	453,557	(600,000)	545,184
Net cash provided by operating activities	10,430,848	4,389,129	8,681,405
Cash flows from investing activities
Purchases of property, plant and equipment	(7,061,183)	(4,563,912)	(4,959,964)
Purchases of intangible assets	(90,750)	(34,364)	(79,736)
Proceeds from sale of property and equipment	509,773	415,713	370,376
Net cash used in investing activities	(6,642,160)	(4,182,563)	(4,669,324)
Cash flows from financing activities
Distribution to members	(4,000,000)	(4,000,000)	(1,000,000)
Payments on capital lease obligation	(156,645)	(59,218)	—
Payments on long-term debt	—	—	(2,071,103)
Net cash used in financing activities	(4,156,645)	(4,059,218)	(3,071,103)
Net decrease (increase) in cash and cash equivalents	(367,957)	(3,852,652)	940,978
Cash and cash equivalents
Beginning of year	3,655,456	7,508,108	6,567,130
End of year	$3,287,499	$3,655,456	$7,508,108
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$28,580	$15,700	$59,600
Supplemental schedule of noncash transactions
Gain in fair market value of cash flow hedge derivatives	1,892,000	1,608,000	2,470,000
Purchase of equipment under capital leases	269,106	312,968	—
Assets acquired through accounts payable	427,119	523,027	—

The accompanying notes are an integral part of these financial statements.

US GreenFiber, LLC

Notes to Financial Statements

December 31, 2004, 2003 and 2002

1.                            Summary of Significant Accounting Policies and Description of the Business

Description of the Business

US GreenFiber, LLC (the “Company”) was incorporated in July 2000 under the state laws of Delaware.  The Company is an equally-owned joint venture formed by Louisiana-Pacific (“LP”) and Casella Waste Systems, Inc. (“Casella”) whereby each contributed certain cellulose manufacturing operations to the joint venture.

The Company, based in Charlotte, North Carolina, manufactures and supplies cellulose insulation nation-wide to contractors, manufactured home builders and retailers.  The Company has manufacturing facilities located in Atlanta, Georgia; Charlotte, North Carolina; Delphos, Ohio; Denver, Colorado; Elkwood, Virginia; Norfolk, Nebraska; Phoenix, Arizona; Sacramento, California; Tampa, Florida and Waco, Texas.

Under the terms of the joint venture agreement (the ”Agreement”), net profits and losses are to be allocated first to each member based on their respective Adjusted Capital Account and secondly, in accordance with their Percentage Interests, as defined in the Agreement.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories consist primarily of raw material (recycled newspaper) and finished goods (cellulose insulation) and are valued at the lower of average cost or market.

As of December 31, 2004, the Company had entered into seventeen raw material contracts with various suppliers in order to mitigate supply risk on recycled newspaper.  These contracts, with various expiration dates through January 2009, require the Company to purchase approximately 11,000 short tons of raw material per month at various prices which approximates market prices as defined within the contracts.  Of the seventeen, five are with an affiliated company for the purchase of 4,550 short tons per month.

The Company uses commodity futures contracts to manage price exposures on anticipated purchases of raw material (Note 4).

Property, Plant and Equipment

Property, plant and equipment is recorded at cost.  Expenditures for maintenance, repairs and minor renewals are expensed as incurred.  Depreciation is computed on the straight-line method over the estimated useful lives of assets as follows:

Asset Classification	Estimated Useful Lives

Buildings and improvements	20–34 years
Furniture and fixtures	3–10 years
Machinery and equipment	1–13 years
Trucks and trailers	4–8 years

When assets are sold or retired, the related cost and accumulated depreciation and amortization are removed from the respective accounts and any resulting gain or loss is included in the determination of income.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Intangible Assets

Intangible assets subject to amortization total approximately $1,013,000 and $1,032,000 at December 31, 2004 and 2003, respectively, and consist principally of patents and a noncompete agreement.  Patents and non-compete agreement are amortized on a straight-line method over useful lives of 15 and 5 years, respectively.  Amortization of intangible assets charged to operations amounted to approximately $109,000 for 2004 and 2003 and $99,000 for 2002.  The Company evaluates the recoverability of intangible assets when events or circumstances indicate a possible inability to recover carrying amounts. Such evaluation is based on various analyses, including cash flows and profitability projections.  These analyses necessarily involve management judgment.

Goodwill

Goodwill consists of the excess of purchase price over the fair value of the tangible and intangible assets acquired in a purchase business combination in 2002.  Goodwill is included in intangible assets and totaled approximately $1,233,000 at December 31, 2004 and 2003.  The Company evaluates the recoverability of goodwill on an annual basis, or when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation is based on the estimated fair value of goodwill using various analyses, such as discounted cash flows and peer industry data.  These analyses necessarily involve management judgment.

Income Taxes

The Company is a limited liability company.  Accordingly, the accompanying financial statements do not include any provision for federal or state income taxes.  All income, losses, tax credits and deductions are allocated to the Company’s members and reported on the income tax returns of each member.

Concentration of Credit Risk

The Company maintains its cash in bank accounts that at times exceed federally insured limits.  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables.  The Company’s accounts receivable are derived from revenue earned from customers located in the United States.  The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable.

For the years ended December 31, 2004, 2003 and 2002 approximately 51%, 42% and 37% of sales were to six customers.  As of December 31, 2004, 2003 and 2002, 45%, 37% and 33% of accounts receivable were from these six customers, respectively.

Revenue Recognition

Revenue is recognized at the time goods are shipped and title has transferred to the customer.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Reclassifications

Certain 2003 and 2002 information has been reclassified to conform with the 2004 presentation.

2.                            Inventories

Inventories consist of the following at December 31:

	2004	2003

Parts	$84,957	$170,616
Raw material	3,603,581	2,699,931
Finished goods	1,181,553	1,283,623
	$4,870,091	$4,154,170

3.                            Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31:

	2004	2003

Land	$174,608	$174,608
Construction in progress	861,180	2,228,371
Buildings and improvements	3,908,778	3,399,476
Furniture and fixtures	2,049,102	1,710,356
Machinery and equipment	39,989,346	33,190,097
Trucks and trailers	10,461,210	9,799,209
	57,444,224	50,502,117
Less: Accumulated depreciation	(25,861,475)	(20,887,022)
	$31,582,749	$29,615,095

4.                            Derivative Instruments

Commodity Instruments

The Company actively monitors its exposure to commodity prices and uses derivative instruments to manage the impact of certain of these risks.  The Company uses derivatives only for purposes of managing risk associated with underlying exposures.  The Company does not trade or use instruments with the objective of earning financial gains on the commodity price nor does it use instruments where there are not underlying exposures.  The Company’s use of derivative financial instruments may result in short-term gains or losses and increased earnings volatility.  Complex instruments involving leverage or multipliers are not used.  Management believes that its use of derivative instruments to manage risk is in the Company’s best interest.

At the date new derivatives are entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), or (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid in the future related to a recognized asset or liability (cash flow hedge).  Existing commodity instruments of the Company have been designated as cash flow hedges as of December 31, 2004, 2003 and 2002.  For cash flow hedges, the effective portion of the changes in the fair value of the derivative that is designated as a cash flow hedge is recorded in other comprehensive income. When the hedged item is realized, the gain or loss included in accumulated other comprehensive income is reported on the same line in the statements of income as the hedged item. In addition, the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are immediately recognized in cost of goods sold.

The Company formally documents its hedge relationships, including identifying the hedging instruments and hedged items, as well as the Company’s risk management objectives and strategies for entering into the hedge relationship.  This process includes matching the hedging instrument to the underlying hedged item (assets, liabilities, firm commitments or forecasted transactions).  At hedge inception and at least quarterly thereafter, the Company assesses whether the derivatives used as hedges are highly effective in offsetting changes in either the fair value or cash flows of the hedged item.  If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting, and any gains or losses on the derivative instrument would be recognized in earnings during the period it no longer qualifies as a hedge.

The Company uses commodity swap contracts to manage price exposures on anticipated purchases of raw material.  Of the 346,000 tons, 303,000 tons and 288,000 tons of raw materials purchased during 2004, 2003 and 2002, approximately 169,000 tons, 180,000 tons and 131,000 tons were hedged with swap contracts.  The Company’s strategy is to hedge certain production requirements for various periods up to 60 months.  As of December 31, 2004, 2003 and 2002, approximately 149,000 tons, 167,000 tons and 171,000 tons or 39%, 56% and 56%, respectively, of production requirements for the next 12 months were hedged.

As of December 31, 2004 and 2003, the fair value of outstanding commodity contracts, based on quotes from brokers, reflected on the balance sheets were approximately $5.5 million and $3.6 million, respectively.  Gains of approximately $1,892,000, $1,608,000 and $2,470,000, respectively, are included in the financial statements as other comprehensive income in the statements of operations and members’ equity for the years ended December 31, 2004, 2003 and 2002.

Foreign Currency Instruments

In December 2004, the Company entered into forward contracts to manage price exposures associated with future capital expenditures commitments denominated in Euros.  These foreign currency contracts have not been designated by the Company as accounting hedges and are therefore marked-to-market through current period earnings (treated as economic hedges).  As of December 31, 2004, approximately 75% of the total capital commitment of $4.6 million was economically hedged.  The total impact on current period earnings associated with changes in value of these forward contracts was immaterial.

5.                            Financing

The Company has an unsecured revolving credit facility for borrowings of up to $10 million that matures on June 30, 2006.  Interest on the facility accrues at LIBOR plus 1.25%.  There was $2,137,000 and $2,200,000 in letters of credit outstanding under this facility as of December 31, 2004 and 2003.

6.                            Commitments and Contingencies

The Company leases property and equipment under noncancelable capital and operating lease agreements with various expiration dates through June 30, 2009.

The following is a schedule, by year, of the future minimum payments under capital and operating leases, together with the present value of the net minimum payments as of December 31, 2004:

	Capital Leases	Operating Leases

Year ending December 31
2005	$196,515	$2,545,144
2006	128,937	2,371,410
2007	41,995	1,815,896
2008	5,073	1,113,105
2009	4,651	547,429
Thereafter	—	160,333
Total minimum payments	377,171	$8,553,317
Less: Amount representing interest	(10,960)
Present value of net minimum lease payments	366,211
Less: Current portion of capital lease obligation	196,515
Capital lease obligation	$169,696

Rent expense for property, plant and equipment for the years ended December 31, 2004, 2003 and 2002 was approximately $3,328,000, $3,169,000 and $3,104,000, respectively.

Each year claims and lawsuits may arise out of the normal conduct of its business.  Although the ultimate outcome of these legal proceedings cannot be predicted with certainty, management of the Company believes that the resulting liability, if any, will not have a material impact on the Company’s financial statements.

7.                            Benefit Plans

The Company’s overall compensation and benefits program includes four nonqualified incentive bonus/employee profit sharing plans.  Benefits payable under these plans are calculated based on the Company’s performance against budgeted earnings before interest, taxes, depreciation and amortization (“EBITDA”) and are allocated based on the Company’s financial performance (65%) and each participant’s individual performance (35%).  Liabilities associated with these plans totaled approximately $1,554,000 and $850,000 at December 31, 2004 and 2003, respectively, and are in included in accrued expenses.

The Company has established a long-term incentive plan (“LIP”) for certain directors and senior management designed to compensate these individuals for the creation of long-term business value.  The plan provides an LIP pool based on a defined formula designed to equate to 5% of the equity created at the end of the three-year vesting period.  The Company had accrued approximately $454,000 at December 31, 2004 and $0 accrued at December 31, 2003 for the LIP, which is included in other long-term liabilities.

Additionally, the Company sponsors a 401(k) defined contribution plan covering substantially all employees.  Each year, participants may contribute amounts up to 15% of pretax compensation.  Total contributions to the plan were approximately $333,000, $289,000 and $170,000 during 2004, 2003 and 2002, respectively.

Effective January 1, 2003, the Plan adopted the provisions of a Safe Harbor Plan.  To satisfy the requirements of a Safe Harbor Plan, the employer match is no longer discretionary and is required to be 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions.

8.                            Related Party Transactions

During 2004, the Company, in the normal course of business, incurred various charges from LP and Casella.  These expenses, primarily for rent, shared customer rebate incentive programs, and shared personnel, for the years ended December 31, 2004, 2003 and 2002 totaled approximately $312,000, $443,000 and $518,000, respectively.

Additionally, the Company purchased raw materials (recycled newspaper) from an affiliated company during 2004, 2003 and 2002 of approximately $3,311,000, $2,866,000 and $3,214,000, respectively.

The Company had accounts payable to LP of $120,000 at December 31, 2004 and no amounts payable at December 31, 2003.